UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the year ended September 30, 2001

GT Group Telecom Inc.

Suite 700 – 20 Bay Street

Toronto, Ontario, Canada
M5J 2N8
(416) 848-2000
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X                Form 40-F

[indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                   No  X

NOTE

This Form 6-K Report is incorporated by reference into the Registration Statements on Form F-3 of GT Group Telecom Inc. (Registration Nos. 333-45378 and 333-58624).

GT Group Telecom Inc.

Consolidated Financial Statements

September 30, 2001, 2000 and 1999

(expressed in thousands of Canadian dollars)

CONSENT OF INDEPENDENT ACCOUNTANTS

      We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (Registration Nos. 333-45378 and 333-58624) of GT Group Telecom Inc. of our report dated November 6, 2001 relating to the consolidated financial statements, which appears in this Form 6-K.

Toronto, Canada	/s/ PricewaterhouseCoopers LLP
December 31, 2001	Chartered Accountants

AUDITORS’ REPORT

To the Board of Directors of

GT Group Telecom Inc.

We have audited the consolidated balance sheets of GT Group Telecom Inc. as at September 30, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years ended September 30, 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2001 and 2000 and the results of its operations and its cash flows for the years ended September 30, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	/s/ PricewaterhouseCoopers LLP
November 6, 2001	Chartered Accountants

GT Group Telecom Inc.
Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)

	September 30

	2001	2000

	$	$
Assets
Current assets
Cash and cash equivalents	349,220	444,050
Accounts receivable (note 4)	73,085	49,952
Prepaid expenses	7,849	5,939
Inventory	620	436

	430,774	500,377
Prepayments on property, plant and equipment (notes 3(b) and 3(c))	132,852	203,703
Property, plant and equipment (note 5)	1,419,319	954,917
Long-term investment (note 6)	—	43,238
Goodwill (note 7)	124,097	131,464
Other assets (note 8)	110,047	112,606

	2,217,089	1,946,305

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 9)	133,140	111,395
Unearned revenue (note 10)	175	544
Current portion of long-term debt (note 11)	22,295	4,348

	155,610	116,287
Long-term unearned revenue (note 10)	1,159	1,255
Long-term debt (note 11)	1,434,835	965,965
Deferred gain on financial instruments	21,618	—

	1,613,222	1,083,507

Shareholders’ Equity
Share capital (note 12)
Authorized
Preferred
50,000,000 Series A convertible first preference shares without par value
100,000,000 Series B convertible first preference shares without par value
Common shares
Unlimited number of Class A voting and convertible Class B non-voting common shares without par value
Issued and outstanding
Common shares
80,969,474 Class A voting shares (2000 — 79,542,239)	466,415	463,333
54,052,684 Class B non-voting shares (2000 — 41,105,767)	617,300	495,370

	1,083,715	958,703
Additional paid-in capital	255	255
Warrants	53,526	58,776
Loans to officers (note 12(g))	(3,868)	(3,868)
Deficit	(529,761)	(151,068)

	603,867	862,798

	2,217,089	1,946,305

Commitments and contingencies (note 16)
Reconciliation to accounting principles generally accepted in the United States (note 20).
See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ James G. Matkin	/s/ James Mansour	/s/ P. Kenneth Kilgor

GT Group Telecom Inc.

Consolidated Statements of Operations and Deficit

(expressed in thousands of Canadian dollars, except per share amounts)

	Years ended September 30,

	2001	2000	1999

	$	$	$
Revenue	209,123	73,251	2,705
Cost of sales and services	123,085	51,336	1,808

	86,038	21,915	897
Selling, general and administrative expenses	176,306	100,959	10,219

	(90,268)	(79,044)	(9,322)

Depreciation and amortization	109,812	43,055	853

Interest and finance items
Interest income	(18,525)	(22,208)	(920)
Interest expense	155,087	81,207	262
Finance charges	6,623	4,631	192
Foreign exchange loss (gain)	(10,669)	(9,276)	93

	132,516	54,354	(373)

Loss on sale of long-term investment	40,965	—	—

Loss before income taxes	(373,561)	(176,453)	(9,802)

Provision for (recovery of) income taxes (note 13)
Current	5,132	3,833	165
Future	—	(42,300)	—

	5,132	(38,467)	165

Loss for the year	(378,693)	(137,986)	(9,967)
Deficit — Beginning of year	(151,068)	(13,082)	(3,115)

Deficit — End of year	(529,761)	(151,068)	(13,082)

Basic and diluted loss per share	(2.90)	(1.83)	(0.56)

Weighted average number of outstanding common shares (in thousands)	130,425	75,442	17,859

Reconciliation to accounting principles generally accepted in the United States (note 20).

See accompanying notes to consolidated financial statements.

GT Group Telecom Inc.

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

	Years ended September 30,

	2001	2000	1999

	$	$	$
Cash provided by (used in)
Operating activities
Loss for the year	(378,693)	(137,986)	(9,967)
Items not affecting cash
Depreciation and amortization	109,812	43,055	853
Non-cash interest expense	132,834	79,832	—
Loss on sale of long-term investment	40,965	—	—
Shares issued for interest on long-term debt	—	—	171
Recovery of future income taxes	—	(42,300)	—
Foreign exchange (gain) loss	(7,681)	(8,223)	1,010

	(102,763)	(65,622)	(7,933)

Changes in non-cash working capital items
Increase in accounts receivable	(20,244)	(44,112)	(2,417)
Increase in prepaid expenses	(1,861)	(5,179)	(500)
Decrease (increase) in inventory	(183)	343	(545)
Increase in accounts payable and accrued liabilities	10,044	58,276	1,108
Increase (decrease) in unearned revenue	(465)	(605)	2,077

	(12,709)	8,723	(277)

Cash used in operating activities	(115,472)	(56,899)	(8,210)

Financing activities
Proceeds from long-term debt	77,000	690,711	4,421
Proceeds from monetization of swap agreements	61,045	—	—
Issuance of shares	103,783	396,120	71,526
Proceeds from issuance of warrants	—	58,776	—

	241,828	1,145,607	75,947

Investing activities
Business acquisitions	(5,080)	(446,720)	—
Purchase of property, plant and equipment	(216,482)	(153,569)	(8,454)
Increase in other assets	(9,357)	(64,832)	(1,085)
Proceeds from sale (purchase) of long-term investment	2,275	(43,238)	—
Issuance of loans to officers	—	(3,868)	—

	(228,644)	(712,227)	(9,539)

Effect of exchange rate changes on cash held in foreign currencies	7,458	7,718	(823)

Increase (decrease) in cash and cash equivalents	(94,830)	384,199	57,375
Cash and cash equivalents — Beginning of year	444,050	59,851	2,476

Cash and cash equivalents — End of year	349,220	444,050	59,851

Additional cash flow disclosures (note 17)

See accompanying notes to consolidated financial statements.

GT Group Telecom Inc.

Notes to Consolidated Financial Statements

(tabular amounts expressed in thousands of Canadian dollars)

1.	Nature of Business

GT Group Telecom Inc. (“GT”) and its wholly owned subsidiaries GT Group Telecom Services Corp. and GT Group Telecom Services USA Corp. (collectively known as the “company”) markets and sells telecommunications services and related products over its owned fibre optic infrastructure to small and medium-sized businesses, large enterprises and telecommunications providers. The company also co-locates with the incumbents’ facilities, and uses unbundled loops to extend the reach of its network. The company provides data, internet applications and voice services and derives revenue from network usage and access, equipment sales, co-location and installation services. The company also sells dark fibre to other telecommunication providers.

2.	Significant accounting policies

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which, in the case of the company, conform in all material respects with those in the United States, except as outlined in note 20.

          Principles of consolidation

The consolidated financial statements include the accounts of the company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

          Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturity at the date of purchase of three months or less. Short-term interest bearing securities are recorded at cost plus accrued interest earned, which approximates current market value.

          Revenue recognition

Revenue from network usage and access is recognized when services are provided. Revenue from equipment sales is recognized at the time the equipment is delivered and accepted by the customer. Revenue from installation services and from co-locations, where the company provides a location and services for the customers’ servers and telecommunication equipment, is recognized as services are rendered.

Revenue on the sale of dark fibre is recognized when there is persuasive evidence of an agreement, the price is fixed or determinable, collectibility is reasonably assured and title has been transferred. Income from operating leases of fibre optic facilities is recognized on a straight-line basis over the term of the lease.

Unearned revenue is recorded for services and operating leases when cash payment has been received in advance and is recognized as revenue in the period in which the services are provided.

GT Group Telecom Inc.

Notes to Consolidated Financial Statements — (Continued)

(tabular amounts expressed in thousands of Canadian dollars)

          Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided over estimated useful lives on a straight-line basis at the following annual rates:

Buildings	7%
Furniture and fixtures	20%
Computer equipment and software	33%
Telecommunication networks	5% to 20%
Leasehold improvements	over the term of the leases (4-8 years)

Telecommunication networks, which are installed on rights of way granted by others, include construction costs, costs of acquiring rights of way, interest costs and network design costs, all of which are incurred in developing new networks or expanding existing networks. Amortization commences when the assets are available for use.

Management reviews the carrying values of its property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing its review for recoverability, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.

          Long-term investment

The long-term investment is accounted for on the cost basis. The carrying value of the investment is written down to net realizable value when the loss in value is considered to be other than temporary.

          Goodwill and other assets

Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is amortized over its estimated useful life ranging from 3 to 20 years. The company reviews the carrying value of its goodwill to determine whether there has been a permanent impairment in value. The measurement of possible impairment is based primarily on the ability to recover the carrying value from expected future operating cash flows on an undiscounted basis.

Non-compete agreements, license rights and deferred charges are amortized on a straight-line basis over the term of the agreements or estimated useful life ranging from 3 to 10 years.

Financing costs are amortized on a straight-line basis over the terms of the related debt financing.

Effective October 1, 2001, the company will adopt the Canadian Institute of Chartered Accountants (“CICA”) Handbook (“HB”) section 1581 “Business Combinations” and section 3062 “Goodwill and Other Intangible Assets”. The new sections are consistent with U.S. pronouncements, SFAS No. 141 “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangibles Assets”, issued by the Financial Accounting Standards Board (“FASB”) in July 2001.

GT Group Telecom Inc.

Notes to Consolidated Financial Statements — (Continued)

(tabular amounts expressed in thousands of Canadian dollars)

HB 1581 and SFAS No. 141 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and provide guidance on the initial recognition and measurement of goodwill and other intangible assets acquired after the implementation date. The use of pooling is no longer permitted. Under HB 3062 and SFAS No. 142, which can only be applied prospectively, goodwill and indefinite-life intangible assets are not amortized, but are tested for impairment annually or more frequently as required. Intangible assets that do have definite lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with HB 3062 and SFAS No. 142. An impairment loss is recognized when the fair value of goodwill or intangibles is less than the carrying amount of those items.

The company currently accounts for all business combinations under the purchase method and does not expect adoption of HB 1581 and SFAS No. 141 to have an effect on the results of its operations. The company is currently evaluating the impact of the adoption of HB 3062 and SFAS No. 142 and has not yet determined the full effect of adoption on its results of operations or financial position. If goodwill had not been amortized in 2001 the reported net loss would have been reduced by $7 million.

          Stock-based compensation plan

The company has a stock-based compensation plan, which is described in note 12(f). No compensation expense is recognized for the plan when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

          Foreign currency translation

The company translates all foreign currency denominated monetary assets and liabilities at year-end exchange rates. Revenues and expenses are translated at the rates prevailing on the respective transaction dates. Exchange gains and losses resulting from movements in rates are reflected in net income in the year except for gains or losses relating to long-term monetary liabilities which are deferred and amortized over the remaining term of the assets and liabilities.

The company hedges its exposure to foreign currency exchange rate risk on long-term debt through the purchase of cross currency swaps and by designating existing foreign currency-denominated monetary assets. All such instruments are only used for risk management purposes and are designated as hedges of specific debt instruments. Accordingly, foreign exchange gains and losses on hedge instruments are recorded in the same period as the corresponding gains and losses on the related long-term debt. For cross currency interest rate swaps that are monetized or unwound, the company defers and amortizes any gains realized over the remaining term of the long-term debt originally hedged.

Effective October 1, 2001, the company will adopt the revised recommendations of the CICA Handbook section 1650 “Foreign Currency Translation” which are to be applied by companies for fiscal years beginning on or after January 1, 2002. The revised handbook section requires the immediate recognition in income of unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life as opposed to unrealized gains and losses being deferred and amortized over the remaining term of the long-term monetary items. The revised recommendations are to be applied retroactively with prior years’ financial statements being restated. The effect of applying the revisions will be that foreign exchange gains and losses on long-term debt currently deferred and amortized over the term of the debt will be reflected in the statement of operations. The reported losses for the years ended in 2001 and 2000 will be increased by $4 million and $2 million, respectively.

GT Group Telecom Inc.

Notes to Consolidated Financial Statements — (Continued)

(tabular amounts expressed in thousands of Canadian dollars)

          Income taxes

The company uses the liability method of accounting for income taxes under which future tax assets and liabilities are recognized for differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates in effect in the period in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. A valuation allowance is recorded to the extent there is uncertainty regarding realization of future tax assets.

          Basic and diluted loss per share

Basic and diluted loss per share is calculated using the weighted average number of common shares outstanding during the years. Common shares issuable on exercise of warrants for nil consideration are included as outstanding common shares. The exercise of options and warrants outstanding at September 30, 2001, 2000 and 1999 would have an anti-dilutive effect on basic loss per common share.

Effective October 1, 2000, the company adopted the revised recommendations of the CICA Handbook section 3500 “Earnings per Share”. The revised handbook section requires the use of the treasury stock method to compute the dilutive effect of stock options and warrants. The adoption of these recommendations had no effect as the exercise of options has an anti-dilutive effect on basic loss per common share.

          Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GT Group Telecom Inc.

Notes to Consolidated Financial Statements — (Continued)

(tabular amounts expressed in thousands of Canadian dollars)

3.	Business acquisitions

Details of business acquisitions during the years ended September 30, 2001 and 2000 are as follows:

	2001	2000

		Shaw	Videon	Cable
	C1	FiberLink	Fiberlink	Atlantic
	(a)	(b)	(c)	(d)	Other	Total

	$	$	$	$	$	$
Assets
Indefeasible right to use agreements:
Property, plant and equipment for constructed fibres	38,880	329,000	88,359	29,689	—	447,048
Prepayment for fibres to be constructed	—	223,000	7,600	—	—	230,600
Property, plant and equipment	6,830	100,000	7,397	17,560	435	125,392
License rights	—	13,800	—	—	—	13,800
Non-compete agreements	—	15,000	—	1,200	—	16,200
Goodwill including acquisition costs	—	119,513	—	25,025	3,261	147,799
Current assets	3,121	204	784	1,107	24	2,119

	48,831	800,517	104,140	74,581	3,720	982,958

Liabilities
Current liabilities	4,193	246	—	881	—	1,127
Obligations under capital lease	21,578	—	—	—	—	—
Future income taxes	—	28,200	—	14,100	—	42,300

	25,771	28,446	—	14,981	—	43,427

Purchase consideration
Cash paid	5,080	360,000	68,784	15,226	2,710	446,720
Class A voting shares	—	—	—	—	1,010	1,010
Class B non-voting shares	15,980	—	32,356	42,374	—	74,730
Series B first preference shares	—	400,071	—	—	—	400,071
Acquisition costs	2,000	12,000	3,000	2,000	—	17,000

	23,060	772,071	104,140	59,600	3,720	939,531

Number of Shares issued
Class A voting shares	—	—	—	—	336,666	336,666

Class B non-voting shares	2,372,000	—	1,667,000	1,740,196	—	3,407,196

Series B first preference shares	—	29,096,097	—	—	—	29,096,097

Business acquisitions are accounted for by the purchase method of accounting under which the assets and liabilities purchased are recorded at their fair values with the excess of the purchase price over the fair value of identifiable assets and liabilities acquired recorded as goodwill. The results of operations are included in the company’s consolidated statements of operations from the dates of acquisition.

(a) C1

In April 2001, the company purchased from C.1.COM Inc. (“C1”) all the property and assets used in its Atlantic Canada competitive local exchange carrier business. The company also assumed the rights and obligations with respect to an existing indefeasible right to use agreement, which has granted the company the right to use certain specifically identified existing fibres through to 2020.

GT Group Telecom Inc.

Notes to Consolidated Financial Statements — (Continued)

(tabular amounts expressed in thousands of Canadian dollars)

(b) Shaw FiberLink

In February 2000, the company purchased from Shaw Communications Inc. (“Shaw Communications”) and Shaw FiberLink Ltd. (“Shaw FiberLink”) all of the property and assets of Shaw FiberLink used in connection with the high-speed data and competitive access business.

The company and Shaw FiberLink also entered into an indefeasible right to use agreement which grants the company an indefeasible right to use certain specifically identified existing fibres in the fibre optic cable networks of Shaw Communications for 60 years. Certain of the existing fibres located in New Brunswick, Canada under the indefeasible right to use agreement will be available for use in 2003. In addition, the company received an indefeasible right to use fibres to be built by February 2003 in mutually agreed locations. As at September 30, 2001, the carrying value of newly constructed fibres obtained for use by the company under this agreement amounts to $98 million.

(c) Videon Fiberlink

In April 2000, the company purchased from Moffat Communications Limited (“Moffat Communications”) all the property and assets used as a competitive access provider in its Videon Fiberlink business. The company and Moffat Communications also entered into an indefeasible right to use agreement which granted the company an indefeasible right to use certain specifically identified existing fibres in the fibre optic cable networks of Moffat Communications for 30 years. In addition, the company received an infeasible right to use fibres to be built by April 2003 in mutually agreed upon locations.

(d) Cable Atlantic

In July 2000, the company purchased from Cable Atlantic Inc. (“Cable Atlantic”) all the property and assets used in connection with the fibre optic telecom business. The company also entered into an indefeasible right to use agreement which granted the company an indefeasible right to use certain specifically identified existing fibres in the fibre optic cable networks of Cable Atlantic for 30 years.

4.	Accounts receivable

	September 30,

	2001	2000

	$	$
Trade receivables	56,482	34,759
Goods and sales taxes recoverable	15,414	12,568
Employee receivables	3,879	3,105
Other	769	4,026
Allowance for doubtful accounts	(3,459)	(4,506)

	73,085	49,952

GT Group Telecom Inc.

Notes to Consolidated Financial Statements — (Continued)

(tabular amounts expressed in thousands of Canadian dollars)

5.	Property, plant and equipment

	September 30, 2001

		Accumulated
	Cost	Depreciation	Net

	$	$	$
Land	550	—	550
Buildings	4,000	457	3,543
Furniture and fixtures	6,935	2,174	4,761
Computer equipment and software	77,750	35,142	42,608
Telecommunication networks	1,430,818	74,846	1,355,972
Leasehold improvements	14,841	2,956	11,885

	1,534,894	115,575	1,419,319

	September 30, 2000

		Accumulated
	Cost	Depreciation	Net

	$	$	$
Land	550	—	550
Buildings	3,950	139	3,811
Furniture and fixtures	4,694	664	4,030
Computer equipment and software	40,786	3,094	37,692
Telecommunication networks	927,734	27,059	900,675
Leasehold improvements	8,702	543	8,159

	986,416	31,499	954,917

Included in telecommunication networks as at September 30, 2001 are costs of $66 million (2000 — $87 million) relating to assets not yet available for use on which no depreciation has been charged.

Included in telecommunication networks are assets under capital lease and long-term indefeasible right to use arrangements with a cost of $537 million (2000 — $447 million) and accumulated depreciation of $37 million (2000 — $13 million).

Furniture, equipment and software, as at September 30, 2001 include capital lease asset costs of $5 million (2000 — $4 million), and related accumulated depreciation of $2 million (2000 — $1 million).

In each of the years ended September 30, 2001 and 2000 interest and finance charges of $3 million were capitalized on projects under construction.

6.	Long-term investment

In June 2001, the company sold its long-term investment in 360networks, inc. for $2 million in cash, realizing a loss of $41 million.

GT Group Telecom Inc.

Notes to Consolidated Financial Statements — (Continued)

(tabular amounts expressed in thousands of Canadian dollars)

7.   Goodwill

	September 30,

	2001	2000

	$	$
Goodwill net of accumulated amortization of $11,697 (2000 — $4,319)	124,097	131,464

8.	Other assets

	September 30,

	2001	2000

	$	$
Deferred financing charges net of accumulated amortization of $13,248 (2000 — $2,684)	47,473	48,609
Non-compete agreements and license rights net of accumulated amortization of $9,633 (2000 — $4,098)	19,792	26,172
Deferred charges net of accumulated amortization of $1,881 (2000 — $527)	17,626	19,122
Unrealized benefit of cross currency interest rate swap	19,155	17,037
Deferred foreign exchange loss net of accumulated amortization of $1,344 (2000 — $179)	6,001	1,666

	110,047	112,606

9.	Accounts payable and accrued liabilities

	September 30,

	2001	2000

	$	$
Trade accounts payable	40,975	53,404
Accounts payable and accruals for purchases of property, plant and equipment	39,030	32,498
Accrued vacation pay and bonuses	17,065	10,795
Capital tax, large corporations tax and sales taxes payable	12,150	6,786
Accrued cost of services	10,401	—
Other accrued liabilities	13,519	7,912

	133,140	111,395

10.	Unearned revenue

Unearned revenue represents amounts related to an operating lease arrangement entered into in April 1999, whereby the company is the lessor of 24 strands of dark fibre including rights of way. The company received an up-front fee for installation costs related to the placement of fibre optic cable, building entrances and fibre optic cable connections to the lessee’s existing cable facilities which is presented as unearned revenue and is being recognized as income over the initial term of the lease. Under this contract, the company also receives annual payments for lease and rights of way which are being recognized as income in equal annual amounts. The lease period ends in April, 2009, however the lessee has the option to extend the lease for an additional ten years.

GT Group Telecom Inc.

Notes to Consolidated Financial Statements — (Continued)

(tabular amounts expressed in thousands of Canadian dollars)

      Minimum lease payments receivable for the next five years and thereafter are as follows:

$
Year ending September 30,
2002	500
2003	500
2004	250
2005	250
2006	250
Thereafter	500

11.	Long term debt

	September 30,

	2001	2000

	$	$
Senior discount notes (a)	825,136	679,698
Vendor financing (b)	289,599	153,565
Vendor financing (c)	66,031	31,859
Senior bank facility (d)	178,544	100,144
Obligations under capital leases (e)	97,820	5,047

	1,457,130	970,313
Less: Current portion	22,295	4,348

	1,434,835	965,965

      Repayments of long-term debt in each of the next five years are as follows:

	Senior		Senior
	discount	Vendor	bank
	notes	financing	facility

	$	$	$
Year ending September 30,
2002	—	1,357	139
2003	—	14,094	4,969
2004	—	20,947	10,140
2005	95,886	20,947	15,140
2006	191,772	27,415	44,281

(a) Senior discount notes

Pursuant to an indenture dated February 1, 2000, the company issued 855,000 units, consisting of US $855 million (issued at a price of 52.651% of the stated amount) of 13.25% senior discount notes due 2010 and 855,000 warrants to purchase 4,198,563 Class B non-voting shares. Gross proceeds amounted to US $450 million, equivalent to approximately Cdn. $651 million. Expenses related to the offering amounted to approximately $20 million. Of the total proceeds, $592 million was allocated to the senior discount notes and $59 million was allocated to the share purchase warrants.

GT Group Telecom Inc.

Notes to Consolidated Financial Statements — (Continued)

(tabular amounts expressed in thousands of Canadian dollars)

The senior discount notes accrue interest at 13.25% on the face value of the notes until February 1, 2005. The interest accrued to February 1, 2005 is payable at maturity together with the face value of the notes. After February 1, 2005, interest is payable semi-annually in cash in arrears February 1 and August 1 of each year, at an annual rate of 13.25%. The effective annual interest rate on the senior discount notes is 14.93%, as the cost of the purchase warrants is being amortized over the term of the senior discount notes.

On or after February 1, 2003, the company can elect to commence the payment of interest in cash semi-annually on February 1 and August 1 of each year, thereby reducing the stated amount of the note.

The company has an early redemption option at any time after February 1, 2005 for all or part of the senior discount notes. The redemption prices for the notes for each year ending February 1, are as follows: 106.625% in 2005, 104.417% in 2006, 102.208% in 2007 and 100% thereafter, plus unpaid interest. In addition, prior to February 1, 2005, the company may redeem up to 35% of the notes at a redemption price of 113.25% of the outstanding amounts of the notes, at the time of redemption.

The notes are unsecured obligations of the company and the indenture contains certain restrictive covenants including limitation on indebtedness, restriction on the payment of dividends and other payments, limitations on liens, asset dispositions, change of control and limitation on transactions with subsidiaries.

To reduce the exposure to U.S. dollar exchange rate fluctuations, the company has entered into cross currency swaps as described in note 14.

          Vendor financing

(b)	On February 3, 2000, the company entered into a US$315 million facility with a particular vendor to finance the purchase and installation of telecommunication equipment and services. This vendor facility matures on June 30, 2008 with quarterly principal repayments at the rate of 1.25% of the amount outstanding, starting on March 31, 2003 until December 31, 2007. In March and June of 2008, the principal is repayable in two instalments of 37.5% of the outstanding amount.

The balance of $290 million under this facility at September 30, 2001 is comprised of amounts to be drawn of $7 million, and amounts drawn on the vendor credit facility of $283 million (denominated as US $179 million).

Availability under the credit facility is by way of multiple draw-downs. At the option of the company, draw-downs under the credit facility bear interest at either LIBOR plus an applicable margin or U.S. Prime Rate plus an applicable margin. Depending on the ratio of consolidated total debt to annualized earnings before interest, taxes and amortization, the margin added to the LIBOR is between 3.0% and 4.5% and the margin added to the U.S. Prime Rate is between 2.0% and 3.5%. The effective interest rate on outstanding amounts during the year ended September 30, 2001 was 9.6% (2000 — 11.5%).

In addition, a commitment fee varying between 0.75% and 1.50% depending on the level of utilization of the vendor facility is payable on the undrawn portion.

(c)	On September 29, 2000, the company entered into a new vendor credit facility for $120 million to finance the purchase and installation of telecommunication equipment and services provided by a certain vendor. This vendor credit facility matures September 29, 2007 with annual principal repayment at a rate of 4.89% of the outstanding amount on September 30, 2003, 10% on September 30, 2004 and September 30, 2005, 20% on September 20, 2006, and 55.11% on September 29, 2007. Availability under the vendor credit facility is by way of multiple drawdowns.

GT Group Telecom Inc.

Notes to Consolidated Financial Statements — (Continued)

(tabular amounts expressed in thousands of Canadian dollars)

The balance under this facility at September 30, 2001 of $66 million is comprised of amounts to be drawn of $4 million, and amounts drawn on the credit facility of $62 million.

At the option of the company, the credit facility bears interest at either the Prime Rate (published rate of a Schedule I Canadian Bank) or the quoted banker acceptances rate (“BA rate”) plus an applicable margin. The applicable margin on Prime Rate loans ranges from 2.00% to 3.25% and the margin applicable to BA Rate loans ranges from 3.00% to 4.25%, depending upon the company’s consolidated ratio of total debt to annualized earnings before interest, taxes and amortization. The effective interest rate on outstanding amounts during the year ended September 30, 2001 was 9.6% (2000 — 12.0%).

In addition, a commitment fee of 0.5% per annum is payable on the undrawn portion of the credit facility.

(d)	Senior bank facility

On February 3, 2000, the company entered into a credit agreement for a senior bank facility for an amount of $220 million. The bank facility is comprised of a $120 million seven year revolving reducing term loan and a $100 million reducing term loan.

The $120 million revolving term loan reduces, starting February 3, 2003 to $108 million and reduces on every anniversary thereafter to $90 million in 2004, $72 million in 2005, $48 million in 2006 and nil in 2007. The $100 million reducing term loan is amortized annually by 4.9% on February 3, 2003, 10% on February 3, 2004 and 2005, 20% on February 3, 2006 and 55.1% on February 3, 2006.

At the option of the company, the bank facility may be used as LIBOR loans denominated in U.S. dollars, bankers acceptances in Canadian dollars, U.S. Base rate loans in U.S. dollars and standby letters of credit in Canadian or U.S. dollars. The margins added to the applicable interest rates may vary from 2.0% to 4.5%, depending upon the company’s consolidated ratio of total debt to annualized earnings before interest, taxes and amortization. The effective interest rate on outstanding amounts during the year ended September 30, 2001 was 8.0% (2000 — 11.9%).

          Collateral agency and intercreditor agreement

The company has granted the lenders under the vendor credit facilities and the senior bank credit facility general security agreements providing the lenders a first priority lien on all the present and future property and assets of a subsidiary of the company. The parties to the various credit agreements have entered into an amended and restated Collateral Agency and Intercreditor Agreement, which among other things, sets out the agreement between the lenders for the priority and security of the obligations of the company’s subsidiaries to the lenders, and rights enforcement and allocation of proceeds.

The credit facility agreement contains certain covenants that restrict the ability of the company and its subsidiaries to incur additional indebtedness and issue certain preferred stock, pay dividends or make other distributions, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the company or its subsidiaries, issue or sell equity interests of the company’s subsidiaries or enter into certain mergers and consolidations.

The company is in compliance with all of its debt covenants as at September 30, 2001.

GT Group Telecom Inc.

Notes to Consolidated Financial Statements — (Continued)

(tabular amounts expressed in thousands of Canadian dollars)

(e)	Obligations under capital leases

Capital leases are payable in monthly or quarterly instalments with interest at annual rates varying between 6% and 13%. Interest expense on capital leases during the year ended September 30, 2001 was $10 million (2000 — $1 million).

Repayments of capital leases payable in each of the next five years are as follows:

$
Year ending September 30,
2002	19,386
2003	20,607
2004	15,196
2005	9,654
2006	9,653
Thereafter	137,139

211,635
Less: amount representing interest	(113,815)

97,820

12. Share capital

Authorized

        Preferred

Unlimited number of non-voting first and second preference shares without nominal or par value. The first and second preference shares may be issued in one or more series. Each share is convertible at the option of the holder into either Class A voting shares or Class B non-voting shares depending on foreign ownership restrictions then in place and automatically upon an initial public offering of such shares, initially on a one-to-one basis to May 7, 2000, with a compound increase of 10%, subject to adjustment. The Board of Directors of the company may fix the number of shares in each series and designate rights, privileges, restriction, conditions and other provisions. The first and second preference shares shall be entitled to preference over any other shares of the company with respect to the payment of dividends and in the event of liquidation of the company.

On May 7, 1999 and February 14, 2000, Series A and Series B first preference shares were created, respectively. In addition to the rights and privileges of the first preference shares described above, the Series A and Series B first preference shares have a liquidation value equal to the price paid for the share plus a compound annual rate of return of 10% and have anti-dilutive provisions protecting their conversion into Class A voting shares or Class B non-voting shares. At September 30, 2001 and 2000, there were 50,000,000 authorized Series A and 100,000,000 authorized Series B first preference shares.

        Common

Unlimited number of Class A voting shares without nominal or par value, each Class A share has one vote; unlimited number of convertible Class B non-voting shares without nominal or par value. Other than with respect to voting rights and limited conversion rights, the two classes of common shares have identical rights.

GT Group Telecom Inc.

Notes to Consolidated Financial Statements — (Continued)

(tabular amounts expressed in thousands of Canadian dollars)

Each Class B non-voting share may, under certain limited circumstances at the option of the holder, be converted into one Class A voting share. The holders of Class A and B shares are entitled to receive dividends as determined by the Board of Directors, subject to the rights of the holders of the preferred shares. The holders of Class A voting and Class B non-voting shares are also entitled to participate equally in the event of liquidation of the company, subject to the rights of the holders of the preferred shares.

          Issued

			Number of	Number of
	Number of	Number of	Series A	Series B
	Class A	Class B	first	first
	voting	non-voting	preference	preference
	shares	shares	shares	shares	Amount

					$
Balance as at September 30, 1998	15,288,420	—	—	—	8,646
Class A voting shares issued for Cash	2,004,322	—	—	—	3,480
Upon exercise of options (f)	630,000	—	—	—	70
Upon conversion of debentures (d)	338,407	—	—	—	423
Share issuance costs	—	—	—	—	(46)
Class B non-voting shares issued for Cash	—	721,101	—	—	901
Upon conversion of debentures (d)	—	3,427,468	—	—	4,284
Share issuance costs	—	—	—	—	(159)
Series A first preference shares issued for Cash	—	—	27,666,667	—	41,500
Upon exercise of options (e)	—	—	13,833,335	—	25,938
Share issuance costs	—	—	—	—	(157)

Balance at September 30, 1999	18,261,149	4,148,569	41,500,002	—	84,880
Class A voting shares issued for Cash	35,000	—	—	—	280
Purchase of businesses (note 3)	336,666	—	—	—	1,010
Upon exercise of options (f)	313,327	—	—	—	336
Class B non-voting shares issued for Cash (a)	—	20,700,000	—	—	422,280
Upon exercise of options (f)	—	1,850,000	—	—	3,875
Purchase of businesses (note 3)	—	3,407,196	—	29,096,097	474,801
Share issuance costs	—	—	—	—	(30,634)
Series A first preference shares issued for
Acquisition of rights of way	—	—	1,000,000	—	1,875
Conversions (b)	60,596,097	11,000,002	(42,500,002)	(29,096,097)	—

Balance at September 30, 2000	79,542,239	41,105,767	—	—	958,703
Class A voting shares issued Upon exercise of options (f)	1,327,235	—	—	—	3,032
Class B non-voting shares issued for
Cash (c)	—	10,000,000	—	—	105,000
Upon exercise of options (f)	—	200,000	—	—	375
Purchase of businesses (note 3)	—	2,372,000	—	—	15,980
Upon exercise warrants (f)	100,000	374,917	—	—	5,299
Share issuance costs	—	—	—	—	(4,674)

Balance at September 30, 2001	80,969,474	54,052,684	—	—	1,083,715

GT Group Telecom Inc.

Notes to Consolidated Financial Statements — (Continued)

(tabular amounts expressed in thousands of Canadian dollars)

          (a)  Initial public offering

Pursuant to an Initial Public Offering on March 15, 2000, the company issued 18,000,000 Class B non-voting shares for aggregate cash proceeds of US$233 million, net of US$19 million in underwriting commissions and expenses of the offering. In addition, the underwriters exercised their option to purchase an additional 2,700,000 Class B non-voting shares for net proceeds of US$35 million to the company. Aggregate net proceeds of the Initial Public Offering amounted to $392 million (US$249 million).

          (b)  Conversion of shares

On completion of the company’s initial public offering on March 15, 2000, 42,500,002 series A and 29,096,097 series B first preference shares were automatically converted into 60,596,097 Class A voting shares and 11,000,002 Class B non-voting shares on a one-for-one basis.

          (c)  Common Share Offering

On May 29, 2001, the company issued 10,000,000 Class B non-voting shares for an aggregate cash proceeds of $100 million, net of $5 million in underwriting commissions and expenses of the offering.

          (d)  Convertible debentures

On December 15, 1998 and March 5, 1999, the company issued 12% convertible debentures totalling $5 million due March 31, 2000. The debentures plus accrued interest could be converted by the company into fully-paid Series A first preference shares at a conversion price of $1.25 per preference share before July 1, 1999 (“Mandatory Conversion Period”). If the company did not exercise its right to convert the debentures into Series A first preference shares, each holder of debentures had the option to convert the debentures into fully paid Class A voting shares or Class B non-voting shares at a conversion price of $1.25 per share, in compliance with CRTC foreign ownership restrictions in effect at the time of conversion.

On April 30, 1999, the company waived the condition that the debentures be converted to Series A first preference shares, and all debentures including accrued interest were converted into 338,407 Class A voting shares and 3,427,468 Class B non-voting shares.

          (e)  Preference share purchase options

On May 7, 1999, the company issued 27,666,667 units to a group of institutional shareholders at $1.50 per unit. Each unit consisted of one Series A first preference share and an option to purchase half of one Series A first preference share at a share price of $1.875 until August 10, 1999 and at $2.25 until November 10, 1999. At September 30, 1999, all the options had been exercised, resulting in the issuance of 13,833,335 Series A first preference shares.

          (f)  Common share options and warrants

                      Options

The Board of Directors has established a stock option plan under which options to purchase Class A voting shares and Class B non-voting shares are granted to directors, officers and employees of the company. Options are granted at exercise prices estimated to be at least equal to the fair value of the shares, vest over a three-year period and generally expire five years from the date of grant.

GT Group Telecom Inc.

Notes to Consolidated Financial Statements — (Continued)

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

At September 30, 2001, there were 6,581,384 (2000 — 5,594,635) options to purchase Class A voting shares and 1,885,000 (2000 — 1,770,600) options to purchase Class B non-voting shares outstanding. These options expire between September 2003 and September 2006.

Option activity for the year is as follows:

	2001		2000

		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price

		$		$
Outstanding — Beginning of year	7,365,235	6.36	4,461,842	1.64
Class A voting shares
Granted	3,033,014	15.90	4,076,700	9.09
Exercised	(1,327,235)	2.26	(313,327)	1.07
Class B non-voting shares
Granted	335,000	19.42	1,320,600	5.20
Exercised	(200,000)	1.88	(1,850,000)	2.10
Cancelled upon employee terminations	(739,630)	14.45	(330,580)	7.76

Outstanding — End of year	8,466,384	10.51	7,365,235	6.36

Exercisable — End of year
Class A voting shares	2,973,471	9.55	2,289,626	3.47
Class B non-voting shares	1,151,063	4.76	715,525	2.83

Total	4,124,534	8.22	3,005,151	3.32

A summary of stock options outstanding at September 30, 2001 is set out below:

	Outstanding stock options			Exercisable stock options

		Weighted-
		average
		Remaining	Weighted-		Weighted-
		Contractual	average		average
Exercise price	Number	Life	Exercise price	Number	exercise price

$			$		$
0.50 - 2.65	1,378,198	2.6 years	1.40	1,107,191	1.37
2.66 - 5.29	1,698,600	3.3 years	3.05	1,046,308	3.00
5.30 - 7.94	290,449	4.6 years	6.84	41,449	6.63
7.95 - 10.58	1,757,771	3.5 years	8.09	799,435	8.02
10.59 - 13.23	81,189	4.1 years	12.33	20,214	12.29
13.24 - 15.88	144,281	4.2 years	14.04	35,112	13.97
15.89 - 18.52	119,100	4.2 years	17.09	27,614	17.13
18.53 - 21.17	2,621,493	3.9 years	19.66	902,088	19.75
21.18 - 23.81	43,634	3.8 years	23.15	16,425	23.16
23.82 - 26.46	331,669	3.8 years	24.34	128,698	24.33

	8,466,384	3.5 years	$10.51	4,124,534	$8.22

GT Group Telecom Inc.

Notes to Consolidated Financial Statements — (Continued)

(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

A summary of stock options outstanding at September 30, 2000 is set out below:

	Outstanding stock options			Exercisable stock options

		Weighted-
		average
		Remaining	Weighted-		Weighted-
		Contractual	average		average
Exercise price	Number	Life	Exercise price	Number	exercise price

$			$		$
0.50 - 1.875	2,437,513	3.0 years	1.42	1,908,634	1.40
3.00	2,025,932	4.0 years	3.00	599,463	3.00
8.00	1,890,289	4.4 years	8.00	380,097	8.00
20.40 - 20.86	666,801	4.6 years	20.52	94,241	20.48
24.08	300,700	4.8 years	24.08	20,882	24.08
26.21	44,000	4.9 years	26.21	1,834	26.21

	7,365,235	3.9 years	$6.36	3,005,151	$3.32

                      Warrants

At September 30, 2001, there were nil (2000 — 100,000) warrants to purchase Class A voting shares and 778,651 (2000 — 855,000) warrants to purchase Class B non-voting shares outstanding.

Warrant activity for each of the years is as follows:

	2001		2000

		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price

		$		$
Outstanding — Beginning of year	955,000	0.05	100,000	0.50
Class A voting shares
Exercised	(100,000)	0.50	—	—
Class B non-voting shares
Granted	—	—	855,000	—
Exercised	(76,349)	—	—	—

Outstanding — End of year	778,651	—	955,000	0.05

The warrants for Class B non-voting shares were issued at a value of $59 million pursuant to an indenture dated February 1, 2000 (note 11(a)). Each warrant entitles the holder to purchase 4.9106 Class B non-voting shares through to February 1, 2010 for nil consideration. Under the terms of the indenture, the warrants are exercisable after November 2000, following a registration of the warrants and associated Class B non-voting shares which was completed by the company.

          (g)  Loans to officers

Pursuant to employment contracts, certain officers have been provided option-exercise loans which bear interest at the effective applicable federal interest rate of the Internal Revenue Code and are due the earlier of: (i) five years from the date of purchase ranging from September 1, 2004 to January 4, 2005, (ii) cessation of employment or (iii) upon the sale of the shares purchased.

GT Group Telecom Inc.

Notes to Consolidated Financial Statements — (Continued)

(tabular amounts expressed in thousands of Canadian dollars)

The option exercise loans are secured by a first charge against the shares purchased. These loans amount to $4 million at September 30, 2001 and 2000.

13. Income taxes

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	September 30,

	2001	2000

	$	$
Future income tax assets
Accounts receivable	1,168	1,876
Long-term debt	17,181	6,149
Obligations under capital leases	18,328	—
Deferred gain on financial instruments	3,395	—
Debt and share issue costs	2,309	8,381
Operating loss carry forwards	108,365	57,403

	150,746	73,809
Valuation allowance	(141,632)	(44,219)

	9,114	29,590
Future income tax liabilities
Property, plant and equipment	(1,290)	(27,465)
Deferred charges	(4,816)	(2,125)
Unrealized benefit of cross currency interest rate swap	(3,008)	—

	(9,114)	(29,590)

	—	—

Management has recorded a valuation allowance for the net amount of future income tax assets.

The company has non-capital losses available to reduce taxable income in future years. These losses expire as follows:

$

Year ending September 30,
2002	11
2003	315
2004	522
2005	4,523
2006	7,764
2007	112,749
2008	219,089

344,973

GT Group Telecom Inc.

Notes to Consolidated Financial Statements — (Continued)

(tabular amounts expressed in thousands of Canadian dollars)

The income tax provision for the year differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rates to loss before income taxes as follows:

	Year ended September 30,

	2001	2000	1999

	$	$	$
Statutory Canadian federal and provincial income tax rates	42.0%	45.6%	45.6%

Income tax recovery based on the statutory rates	(156,896)	(80,463)	(4,470)
Differences from statutory rates relating to
Change in valuation allowance	97,413	38,163	4,470
Effect of reductions in tax rates on future income tax	49,029	—	—
Large corporations tax	5,132	3,833	165
Non-deductible portion of net capital loss	7,609	—	—
Non-deductible amortization of goodwill	5,612	—	—
Other	(2,767)	—	—

	5,132	(38,467)	165

14. Financial instruments and risk management

          Fair values of financial assets and liabilities

The fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.

At September 30, 2001, using discounted cash flow analysis, the carrying value of obligations under capital leases approximates its fair value. As at September 30, 2001, based on current trading values, the fair value of the senior discount notes is approximately $205 million, vendor financing is $259 million and senior bank debt is $125 million.

          Credit risk

Financial instruments that potentially subject the company to a concentration of credit risk consist of cash and cash equivalents, and accounts receivable. The company’s cash and cash equivalents are deposited with highly rated financial institutions to reduce the company’s exposure to credit risk. The company’s accounts receivable are derived from revenue earned from customers located in Canada. The company performs ongoing credit evaluations on its customers’ financial condition and, generally, requires no collateral from its customers. The company maintains an allowance for doubtful accounts receivable based upon expected collectibility of accounts receivable.

GT Group Telecom Inc.

Notes to Consolidated Financial Statements — (Continued)

(tabular amounts expressed in thousands of Canadian dollars)

          Interest rate and foreign currency risk

The company is exposed to foreign currency fluctuations on its U.S. dollar denominated trade payables and long-term debt to the extent that these liabilities exceed the U.S. dollar cash and cash equivalents. The following table summarizes the company’s exposure to interest rate and foreign currency risk:

		Fixed rate
	Floating	within	Fixed rate	Fixed rate	Non-interest
	rate	one year	1-5 years	6-10 years	bearing

	$	$	$	$	$
September 30, 2001
Financial assets
Cash and cash equivalents
Canadian dollars	252,257	—	—	—	—
U.S. dollars (US$61,490)	96,963	—	—	—	—
Accounts receivable
Canadian dollars	—	—	—	—	62,525
U.S. dollars (US$6,694)	—	—	—	—	10,560
Loans to officers	—	—	3,868	—	—
Financial liabilities
Accounts payable and accrued liabilities
Canadian dollars	—	—	—	—	128,811
U.S. dollars (US$2,687)	—	—	—	—	4,329
Long-term debt
Canadian dollars	225,860	480	97,340	—	—
U.S. dollars (US$718,510)	308,314	—	—	825,136	—
September 30, 2000
Financial assets
Cash and cash equivalents
Canadian dollars	123,203	—	—	—	—
U.S. dollars (US$213,657)	320,847	—	—	—	—
Accounts receivable	—	—	—	—	49,952
Loans to officers	—	—	3,868	—	—
Financial liabilities
Accounts payable and accrued liabilities
Canadian dollars	—	—	—	—	90,218
U.S. dollars (US$14,431)	—	—	—	—	21,177
Long-term debt
Canadian dollars	115,367	755	4,292	—	—
U.S. dollars (US$565,092)	170,201	—	—	679,698	—

          Cross currency interest rate swaps

The company has entered into cross currency interest rate swaps with several financial institutions to convert all of the future US dollar payments on the senior discount notes to Canadian dollars at a fixed average exchange rate of approximately $1.5584. The payments represent the semi-annual interest payments from August 1, 2005 to February 1, 2010 and the principal repayment on February 1, 2010. As a result of the cross currency interest rate swaps, the average fixed interest rate of the senior discount notes has increased from 13.25% to approximately 13.58%. The company and the financial institutions each have the right to terminate the swaps on February 1, 2005. The fair value of cross currency swaps at September 30, 2001 is approximately $72 million.

In August and September 2001, the company monetized or unwound certain of its cross currency interest rate swaps and received proceeds of $61 million.

GT Group Telecom Inc.

Notes to Consolidated Financial Statements — (Continued)

(tabular amounts expressed in thousands of Canadian dollars)

15. Segmented information

The company is a Canadian national facilities based provider of high-speed data, internet application and voice services comprising a single operating segment. Substantially all of the company’s assets are located in Canada and revenue is derived from telecommunications services provided in Canada. The company makes decisions and evaluates financial profitability measured as a single operating segment with revenues from the following services and products:

	Years ended September 30,

	2001	2000	1999

	$	$	$
Data	159,639	62,681	2,648
Voice	39,390	10,068	12
Applications	4,618	502	45
Sale of dark fibre	5,476	—	—

	209,123	73,251	2,705

For the year ended September 30, 2001, one customer of the company accounted for approximately 15% of revenue and for the year ended September 30, 2000, another customer of the company accounted for approximately 15% of revenue. For the year ended September 30, 1999, three customers of the company accounted for approximately 48% of the company’s revenue (one customer accounted for 26%, a second customer accounted for 12% and third customer accounted for 10%).

16. Commitments and contingencies

          Vendor financing agreement

The company has entered into a vendor financing agreement to purchase and license certain engineering and construction services together with digital switches and related network software and equipment from a supplier. The minimum future purchase commitment is US$136 million through to 2003. If the company’s purchases are less than the commitment, an insignificant penalty will be incurred.

          Letters of credit

As of September 30, 2001, the company has letters of credit in favour of network equipment suppliers in the amount of $3 million.

GT Group Telecom Inc.

Notes to Consolidated Financial Statements — (Continued)

(tabular amounts expressed in thousands of Canadian dollars)

          Operating leases

The company has entered into operating leases for its premises, certain equipment and for rights of way. Minimum lease payments for the next five years and thereafter are as follows:

$

Year ending September 30,
2002	27,708
2003	21,252
2004	19,484
2005	17,600
2006	14,305
Thereafter	84,956

The rent expense under operating leases for the following years was as follows:

	2001	2000	1999

	$	$	$
Operating lease expense	13,080	5,733	197

          Legal proceeding

A press release issued by lawyers for some complainants states that a suit has been filed against the underwriters of the company’s initial public offering and the company. This class action suit is one of what the company understands to be over nine hundred similar suits filed against numerous investment dealers and over 210 issuers in the Federal District Court for the Southern District of New York. These so-called “laddering” suits allege that the underwriters acted improperly in the way in which they allocated stock to buyers in public offerings and colluded with these buyers in after-market activities.

The company has advised both its outside counsel and its insurers of this matter. The company believes it has strong defence to this lawsuit and intends to contest it. However, because this lawsuit is at an early stage, the company is unable to provide an evaluation of the ultimate outcome of the litigation.

17. Additional cash flow disclosures

	Year ended September 30,

	2001	2000	1999

	$	$	$
Interest paid	24,804	7,862	95
Income taxes paid	6,751	819	—

          Non-cash transactions

Purchases of property, plant and equipment of $215 million for the year ended September 30, 2001 (2000 — $159 million) and purchases of other assets of $7 million at September 30, 2001 (2000 — $6 million) were financed through long-term debt, notes payable and through accounts payable and accrued liabilities. In addition, the company issued $16 million in Class A voting and Class B non-voting shares in respect of businesses acquired during the year ended September 30, 2001 (2000 — $476 million) (note 3). Accordingly, these transactions are not reflected in the Statement of Cash Flows.

GT Group Telecom Inc.

Notes to Consolidated Financial Statements — (Continued)

(tabular amounts expressed in thousands of Canadian dollars)

18. Related party transactions

In the ordinary course of business, the company recorded the following transactions with a minority shareholder at the exchanged amounts:

	2001	2000

	$	$
Transactions with a related party were as follows:
Revenue	16,490	11,000
Expenses	—	2,000
Amounts due from and to a related party are as follows:
Accounts receivable	2,323	11,000
Accounts payable	—	2,000

19. Prior year comparative amounts

Certain prior years’ comparative numbers have been reclassified to conform to the current year’s presentation.

20. Reconciliation to accounting principles generally accepted in the United States

The company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, which, in the case of the company conform in all material respects with GAAP in the United States of America (“U.S. GAAP”) except as outlined below:

          (a)  Net loss and shareholders’ equity

The following summary sets out the adjustments to the company’s loss for the year and shareholders’ equity which would be made to conform to U.S. GAAP:

	2001	2000	1999

	$	$	$
Loss for the year in accordance with Canadian GAAP	(378,693)	(137,986)	(9,967)
Impact of U.S. accounting principles
Amortization of purchase price adjustment (c)	(1,586)	(617)	—
Deferred charges	—	(15)	(301)
Stock based compensation (d)	(15,012)	(11,430)	(56)
Deferred foreign exchange (e)	(3,918)	(1,655)	(12)
Recovery of future income taxes (f)	5,318	11,055	—

Net loss for the year in accordance with U.S. GAAP	(393,891)	(140,648)	(10,336)

Other comprehensive income
Reversal of unrealized loss on sale of securities (f)	28,230	—	—
Unrealized gain (loss) on securities, net of tax reversal of $10,366 (2000 — provision of $10,366) (f)	(52,156)	23,926	—
Unrealized gain on derivative instruments, net of tax provision of $15,683 (h)	36,595	—	—

	12,669	23,926	—

Comprehensive loss in accordance with U.S. GAAP	(381,222)	(116,722)	(10,336)

Basic and fully diluted loss per share in accordance with U.S. GAAP	(3.02)	(1.86)	(0.58)

GT Group Telecom Inc.

Notes to Consolidated Financial Statements — (Continued)

(tabular amounts expressed in thousands of Canadian dollars)

The reconciliation of the change in shareholders’ equity from Canadian to U.S. GAAP is as follows:

	2001	2000

	$	$
Shareholders’ equity in accordance with Canadian GAAP at September 30	603,867	862,798
Purchase price adjustment, net of amortization of $2,203 (2000 — $617) (c)	15,450	17,035
Cumulative stock-based compensation expense (d)	(23,657)	(11,651)
Deferred stock-based compensation expense (d)	(16,991)	(34,266)
Net change in stock options (d)	40,648	45,917
Deferred foreign exchange (e)	(6,001)	(2,083)
Recovery of future income taxes (f)	16,372	11,055
Other comprehensive income (f)(h)	36,595	23,926

Shareholders’ equity in accordance with U.S. GAAP at September 30	666,283	912,731

          (b)  Consolidated balance sheets

The following table indicates the restated amounts for the items in the consolidated balance sheets of the company that would be affected had the financial statements been prepared in accordance with U.S. GAAP:

	2001	2000

	$	$
Property, plant and equipment (c)	1,422,495	957,957
Long-term investment (f)	—	77,530
Goodwill and other assets (c)	293,384	239,327
Share capital (c)	1,154,848	1,032,079
Additional paid-in capital	337	337
Deferred stock-based compensation expense (d)	(16,991)	(34,266)
Stock options outstanding (d)	40,648	45,917
Deficit	(549,154)	(155,263)
Other comprehensive income (f)	36,595	23,926

          (c)  Purchase price adjustment

For U.S. GAAP, the company has recorded the purchase price of the assets acquired from Moffat Communications (note 3(c)), based on the fair value of consideration agreed to on March 27, 2000, when the company entered into an asset purchase agreement. For Canadian GAAP, the fair value of the shares to be issued as partial consideration of the purchase price has been determined based on the average stock price on April 27, 2000, the date the transaction closed.

GT Group Telecom Inc.

Notes to Consolidated Financial Statements — (Continued)

(tabular amounts expressed in thousands of Canadian dollars)

The purchase consideration consisted of $68 million cash and the rights to acquire 1,667,000 Class B non-voting shares of the company. For U.S. GAAP purposes, details of assets and liabilities acquired at their fair value are as follows:

$

Assets acquired
Indefeasible Right to Use Agreement
Property, plant and equipment for constructed fibres	91,748
Prepayment for fibres to be constructed	7,600
Videon Fiberlink acquisition
Property, plant and equipment	7,397
Non-competition agreement	2,360
Goodwill	12,594
Other current assets	784

122,483

Liabilities assumed
Future income taxes	689

          (d)  Stock-based compensation

For U.S. GAAP, the company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”. This method recognizes compensation cost as the amount by which the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period of the options. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders’ equity. For Canadian GAAP, stock-based compensation expense is not recorded in the financial statements of the company.

Had the company determined compensation costs based on fair value at the date of grant for its awards under a method prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation” the company’s loss and loss per share would be as follows:

	2001	2000	1999

	$	$	$
Loss in accordance with U.S. GAAP	(393,891)	(140,648)	(10,336)
Additional compensation expense	(11,656)	(2,106)	(174)

Pro forma net loss	(405,547)	(142,754)	(10,510)

Pro forma basic and fully diluted loss per share	(3.11)	(1.89)	(0.59)

The pro-forma compensation expense reflected above has been estimated using the Black Scholes option-pricing model. Assumptions used in the pricing model included: (i) risk free interest rate between 4.10% - 6.41%; (ii) expected volatility ranging between nil - 128%; (iii) expected dividend yield of nil; and (iv) an estimated average life ranging from 1 - 3 years.

GT Group Telecom Inc.

Notes to Consolidated Financial Statements — (Continued)

(tabular amounts expressed in thousands of Canadian dollars)

          (e)  Deferred foreign exchange

U.S. GAAP requires immediate recognition in income of unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life whereas Canadian GAAP requires that these unrealized gains and losses be deferred and amortized over the remaining term of the long-term monetary items.

          (f)  Loss on securities

Under U.S. GAAP, portfolio investments which are considered to be “available for sale” securities are measured at market value, with the unrealized gains and losses included in comprehensive income/loss. Under Canadian GAAP, the Company’s long-term investment is recorded at cost.

With the sale of investment in June 2001, the Company realized a loss of $41 million under Canadian GAAP. Under U.S. GAAP, this transaction resulted in the reversal of net unrealized losses and tax provision previously recorded in other comprehensive income. The concept of comprehensive income/loss does not exist under Canadian GAAP.

          (g)  Details of depreciation and amortization expense

	2001	2000	1999

	$	$	$
Depreciation and amortization expense for the year consists of:
Property, plant and equipment	84,076	30,510	839
Goodwill, non-compete agreements and license rights	13,818	8,417	—
Deferred charges	11,918	4,128	14

	109,812	43,055	853

          (h)  Unrealized gain on derivative instruments

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement establishes methods of accounting for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. The statement requires that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

The company adopted SFAS No. 133 effective October 1, 2000 and designated certain derivative instruments as cash flow hedges. Under U.S. GAAP, the company records these derivative instruments at market value, with the unrealized gains and losses included in other comprehensive income. Under Canadian GAAP, the company records unrealized gains or losses on these derivative instruments in the statement of operations in the same period, and in an equivalent amount, as the corresponding unrealized foreign currency exchange gains and losses on the long-term debt that has been hedged. A corresponding asset or liability is recorded in the balance sheet for the amount of the derivative instrument that has been recognized.

GT Group Telecom Inc.

Notes to Consolidated Financial Statements — (Continued)

(tabular amounts expressed in thousands of Canadian dollars)

          (i)   Other recent accounting pronouncements

                      (i)   Accounting for Asset Retirement Obligations

In July 2001 the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” The statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the legal or contractual removal obligation is incurred. The statement is effective for fiscal years beginning after June 15, 2002, with earlier adoption encouraged. The company does not believe that the adoption of SFAS No. 143 will have a material effect on its results of operations and financial position.

                      (ii)  Accounting for the Impairment or Disposal of Long-Lived Assets

SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” was issued in October, 2001. The statement supersedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of “ and applies to recognized long-lived assets of an entity to be held and used or to be disposed of, including capital leases of lessees, long-lived assets of lessors subject to operating leases and long-term prepaid assets. The standard requires that an impairment loss should be recognized if the carrying amount of a long-lived asset is not recoverable and exceeds it fair value for assets in use. Long-lived assets classified as held for sale should be measured at the lower of their carrying amount or fair value less cost to sell. FAS 144 is effective for fiscal years beginning after December 15, 2001. The company does not believe that the adoption of SFAS No. 144 will have a material effect on its results of operations and financial position.

GT Group Telecom Inc.

Supplemental Information to Interim Consolidated Financial Statements

Consolidated Balance Sheets

(Unaudited)

(thousands of Canadian dollars)

	September 30,	June 30,	March 31,	December 31
	2001	2001	2001	2000

	(audited)
	$	$	$	$
Assets
Current assets
Cash and cash equivalents	349,220	346,121	304,494	365,960
Trade accounts receivable	53,023	54,039	45,135	38,765
Sales tax and other receivables	20,062	22,142	13,302	20,876
Prepaid expenses	7,849	5,008	4,967	3,870
Inventory	620	493	440	605

	430,774	427,803	368,338	430,076
Prepayment on property, plant and equipment	132,852	132,852	132,852	132,852
Property, plant and equipment	1,419,319	1,370,607	1,244,839	1,157,739
Long-term investment	—	—	43,238	43,238
Goodwill and other assets	234,144	247,272	285,756	243,417

	2,217,089	2,178,534	2,075,023	2,007,322

Liabilities
Current liabilities
Accounts payable and accrued liabilities	133,140	116,496	123,188	105,170
Unearned revenue	175	1,196	844	811
Current portion of long-term debt	22,295	19,564	6,602	6,292

	155,610	137,256	130,634	112,273
Long-term unearned revenue	1,159	1,151	1,684	1,118
Long-term debt	1,434,835	1,360,799	1,242,858	1,110,271
Deferred gain on hedging instruments	21,618	—	—	—

	1,613,222	1,499,206	1,375,176	1,223,662

Shareholders’ Equity
Share capital and other equity items	1,133,628	1,132,041	1,015,018	1,014,013
Deficit	(529,761)	(452,713)	(315,171)	(230,353)

	603,867	679,328	699,847	783,660

	2,217,089	2,178,534	2,075,023	2,007,322

GT Group Telecom Inc.

Supplemental Information to Interim Consolidated Financial Statements

Consolidated Statements of Operations and Deficit

(Unaudited)

(thousands of Canadian dollars, except per share amounts)

	For the three months ended,

	September 30,	June 31,	March 31,	December 30,
	2001	2001	2001	2000

	$	$	$	$
Revenue	62,264	58,409	48,526	39,924
Cost of sales and services	34,394	33,611	29,653	25,426

	27,870	24,798	18,873	14,498
Selling, general and administrative expenses	45,235	45,616	43,676	41,780

	(17,365)	(20,818)	(24,803)	(27,282)
Depreciation and amortization	28,983	29,700	27,745	23,385
Interest and financing charges	28,578	44,979	31,416	27,543
Loss of sale on long term investment	—	40,965	—	—

Loss before income taxes	(74,926)	(136,462)	(83,964)	(78,210)
Provision for income taxes	2,122	1,080	855	1,075

Loss for the period	(77,048)	(137,542)	(84,819)	(79,285)
Deficit — Beginning of period	(452,713)	(315,171)	(230,352)	(151,068)

Deficit — End of period	(529,761)	(452,713)	(315,171)	(230,353)

Basic and diluted loss per share	(0.56)	(1.05)	(0.68)	(0.63)

Weighted average number of outstanding common shares (in thousands)	138,735	130,910	124,965	124,882

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GT GROUP TELECOM INC. (Registrant)

Date: December 31, 2001	By /s/ STEPHEN H. SHOEMAKER Stephen H. Shoemaker Executive Vice-President and Chief Financial Officer